

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 12, 2009

VIA U.S. MAIL AND FAX (203) 854-1308

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

> **Re:** **mPhase Technologies, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 30, 2008**
> **File No. 000-30202**

Dear Mr. Smiley:

      We have reviewed your letters dated April 28, June 24, July 27 and August 5 of 2009 as well as three letters filed July 20, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please provide us with a copy of "CBIZ Valuations" valuation report that supports the valuation conclusions discussed in your August 5, 2009 letter.

2.   Please provide us with a clear description of the methodology used to value the derivative instruments, and explain your basis for selecting each significant assumption employed in your revised valuations.

3.   Specifically, we see your valuations assume that the option term is .05 years or approximately 18 days.

-   Please explain why your use of so short an option term is reasonable.

-   Tell us if the option term of .05 years represents an expected term or the contractual term. In this regard, please note that paragraph A26 of SFAS 123R indicates that the use of an expected term is appropriate only for employee share transactions and is not appropriate for transferable options.

4.   Refer to prior comment 5 from our letter dated March 30, 2009 as well as "Open Issue II." in your letter dated August 5, 2009 to Ms. Stephanie Hunsaker. We see your correspondence to us indicates that mPhase issued warrants to purchase common stock to an investor in order to induce that investor to make an additional investment in the company and also that mPhase has issued many warrants in connection with the private placements of its equity. We also see you do not believe the warrants are derivative securities and you indicate that the warrants have been evaluated by mPhase pursuant to paragraphs 12 - 32 of EITF 00-19 and "no liability associated with the issuance thereon is required as no default or other liability conditions are present". To help us better understand your conclusions please provide us with the following:

-   An analysis - as of the date of each quarterly balance sheet and during the quarterly period then ended, beginning with the quarter ended September 30, 2007 - of all non-employee options and warrants issued and outstanding that specifically addresses whether (i) the warrants qualified as a derivative under SFAS 133 and (ii) whether the warrants were required to be classified as a liability under EITF 00-19. Your response should not be general but be specific and address all applicable paragraphs of the referenced literature or other applicable U.S. GAAP literature.

-   In particular, provide us with your analysis of how you considered and concluded on each of the factors outlined in each of paragraphs 12 to 32 of EITF 00-19 at the end of each quarter.

-   In addition, specially address how you considered the lack of a cap on the number of shares that can be issued upon conversion of your convertible debt in reaching your conclusion that equity classification was appropriate. We note that your debt agreements do not include such a cap and that, as outlined in paragraphs 19-24 of EITF 00-19, a company could be precluded from concluding that it has sufficient shares authorized and unissued to settle its non-employee options and warrants and other convertible instruments as a result of the absence of a cap in one or more of its contracts.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant